6-K 1 form6k.htm REPORT OF FOREIGN PRIVATE ISSUER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2014
Commission File Number: 000-50305
ENTOURAGE MINING LTD.
 (Translation of registrant's name into English)
1390A William Road
Montreal, Quebec H3C 1R5
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[ X ] Form 20-F  [               ] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [               ] No [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH
Exhibits
99.1	Interim Financial Statements for the period ended March 31, 2014

99.2	Management Discussion and Analysis for the period ended March 31, 2014

99.3	Certification - CEO

99.4	Certification - CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Entourage Mining Ltd.
(Registrant)

Date: June 12, 2014	By:	/s/ Danielle Beauchamp

Danielle Beauchamp
	Title:	President & Director